

March 28, 2011

Via E-mail
Mr. Stanton D. Sloane
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re:** **SRA International, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed August 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 17, 2010**
> **File No. 001-31334**

Dear Mr. Sloane:

We have reviewed your letter dated February 25, 2011, in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 4, 2011.

Form 10-K for the Fiscal Year ended June 30, 2010

Item 11. Executive Compensation (incorporated by reference to definitive proxy statement)

Compensation Discussion and Analysis

Stock Option and Restricted Stock Equity Awards, page 23

1.   We refer to prior comment 3. With a view towards future disclosure, please tell us the specific subjective elements of performance communicated by the CEO to the Committee that were then assessed by the Committee in determining compensation for each

executive that received equity awards. Additionally, please tell us in qualitative terms why certain executives received more of some elements of compensation and others received less.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Attorney-Advisor, at (202) 551-3477 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief